Via Facsimile and U.S. Mail
Mail Stop 6010

November 26, 2007

Mr. Keith A. Katkin
President and Chief Executive Officer
Avanir Pharmaceuticals
101 Enterprise Suite 300
Aliso Viejo, CA 92656

Re: **Avanir Pharmaceuticals**
       Item 4.02 Form 8-K
       Filed November 21, 2007
       File No. 001-15803

Dear Mr. Katkin:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Item 4.02(a)

1.   In order to assist us in better understanding your proposed restatement, please provide the following information:
    a. Definition of weighted average forfeiture rate;
    b. The difference of how weighted average forfeiture rates are calculated between the new system and the old system;
    c. How weighted average forfeiture rate is applied in the way that stock-based compensation expenses are recognized less during the earlier vesting periods than in the later periods;
    d. Clarify whether the manual adjustment of $2.6 million was to reflect 30% forfeiture rate that was not yet reflected by the system. If so, explain why

               an adjustment to 30% forfeiture rate resulted in the income of $1,669,000 during the three-month period ended March 31, 2007; and,

    e.   Describe the error you made in applying SFAS 123R.

2.   In light of your proposed restatements, please tell us whether you have reevaluated the effectiveness of your disclosure controls and procedures for the quarterly periods ended March 31, 2007 and June 30, 2007. Provide us a disclosure you propose to include in your restated Form 10-Q for the periods then ended.

      As appropriate, please respond to these comments within five business days or tell us when you will respond. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions, please call me at (202) 551-3659.

                            Sincerely,

                            Kei Ino
                            Staff Accountant